FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/22/2012

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and full year 2011 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio	By:	/s/ Daniel Novegil
Name:	Pablo Brizzio	Name:	Daniel Novegil
Title:	Chief Financial Officer	Title:	Chief Executive Officer

Dated: February 22, 2012

Sebastián Martí

Ternium — Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2011 Results

Luxembourg, February 22, 2012 — Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and twelve-month period ended December 31, 2011.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Fourth Quarter 2011 Results

	September 30,	September 30,	September 30,	September 30,	September 30,
	4Q 2011	3Q 2011		4Q 2010
Shipments (tons)	2,154,000	2,325,000	-7%	2,106,000	2%
Net Sales (USD million)	2,197.6	2,467.1	-11%	1,927.5	14%
Operating Income (USD million)	273.6	352.0	-22%	133.7	105%
EBITDA (USD million)	369.6	453.0	-18%	237.0	56%
EBITDA Margin (% of net sales)	17%	18%		12%
EBITDA per Ton, Flat & Long Steel (USD)	168.0	187.7		108.9
Net Foreign Exchange Result (USD million)	(72.0)	(257.6)		23.5
Net Income (USD million)	136.4	23.4		102.8
Equity Holders’ Net Income (USD million)	104.7	6.4		77.5
Earnings per ADS (USD)	0.53	0.03		0.39

•	EBITDA[1] of USD369.6 million in the fourth quarter 2011, down 18% sequentially mainly as a result of seasonally lower shipments and lower EBITDA per ton.

•

Earnings per American Depositary Share (ADS)[2] of USD0.53 in the fourth quarter 2011 compared to USD0.03 in the third quarter 2011. The fourth quarter 2011 result includes a USD0.25 after-tax non-cash foreign exchange loss per ADS mainly related to Ternium’s Mexican subsidiary’s US dollar denominated net debt, compared to an USD0.83 after-tax non-cash foreign exchange loss per ADS in the third quarter 2011.

[1]	EBITDA in the fourth quarter 2011 equals operating income of USD273.6 million plus depreciation and amortization of USD96.0 million.

[2]

Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776 in the third and fourth quarter 2011, and 2,004,743,442 in the fourth quarter 2010.

Ternium’s operating income in the fourth quarter 2011 was USD273.6 million, USD78.4 million lower than operating income in the third quarter 2011 mainly as a result of seasonally lower shipments, which decreased by 172,000 tons, and a USD40 lower revenue per ton, partially offset by a USD19 lower flat and long steel products operating cost per ton3. Operating income in the fourth quarter 2011 was USD139.9 million higher than in the fourth quarter 2010. This was the result of a 47,000 ton increase in shipments and a USD104 higher revenue per ton, partially offset by a USD44 higher flat and long steel products operating cost per ton, which increased mainly due to higher raw material prices.

Ternium’s net income in the fourth quarter 2011 was USD136.4 million, an increase of USD113.0 million compared to the third quarter 2011 mainly as a result of USD244.5 million lower net financial expenses, partially offset by the above mentioned USD78.4 million lower operating income and a USD54.8 million higher income tax expense. The sequential change in net financial expenses included a USD185.5 million lower non-cash net foreign exchange loss primarily due to the impact of the Mexican Peso’s 4.1% depreciation on Ternium’s Mexican subsidiary’s US dollar denominated debt in the fourth quarter 2011, compared with a 13.4% Mexican Peso depreciation in the third quarter 2011, and a USD47.1 million higher result from changes in fair value of derivatives.

Summary of Full Year 2011 Results

	September 30,	September 30,	September 30,
	2011	2010
Shipments (tons)	8,824,000	8,055,000	10%
Net Sales (USD million)	9,157.2	7,382.0	24%
Operating Income (USD million)	1,265.2	1,053.9	20%
EBITDA (USD million)	1,671.1	1,437.2	16%
EBITDA Margin (% of net sales)	18%	19%
EBITDA per Ton, Flat & Long Steel (USD)	183.5	170.0
Net Foreign Exchange Result (USD million)	(236.4)	123.7
Net Income (USD million)	649.9	779.5
Equity Holders’ Net Income (USD million)	513.5	622.1
Earnings per ADS (USD)	2.61	3.10

•	EBITDA[4] of USD1.7 billion in 2011, up 16% compared to EBITDA in 2010 mainly as a result of higher shipments and EBITDA per ton.

•

Earnings per ADS[5] of USD2.61 in 2011 after an USD0.81 after-tax non-cash foreign exchange loss per ADS mainly related to the Mexican Peso depreciation to the US dollar during the year on Ternium’s Mexican subsidiary’s US dollar denominated net debt. This non-cash foreign exchange loss compares to a USD0.36 after-tax non-cash foreign exchange gain per ADS in 2010.

[3]	Flat and long steel products operating cost per ton is equal to flat and long steel products cost of sales plus flat and long steel products SG&A, divided by shipments.

[4]	EBITDA in 2011 equals operating income of USD1.3 billion plus depreciation and amortization of USD405.8 million.

[5]	Results are based on a weighted average number of shares of common stock outstanding of 1,968,327,917 in 2011 and 2,004,743,442 in 2010.

Ternium’s operating income in 2011 was USD211.3 million higher than operating income in 2010 mainly as a result of a 769,000 ton increase in shipments and a USD126 higher revenue per ton, partially offset by a USD109 higher flat and long steel operating cost per ton, which increased mainly due to higher raw material costs.

Ternium’s net income in 2011 was USD649.9 million, a decrease of USD129.6 million year-over-year mainly due to a USD431.1 million lower net financial result, partially offset by the above mentioned USD211.3 million higher operating income and a USD90.7 million lower income tax expense. The year-over-year change in net financial results included a USD360.1 million lower net foreign exchange result primarily due to the impact of the Mexican Peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s US dollar denominated debt in 2011, compared with a 5.4% Mexican Peso appreciation in 2010, and a USD49.6 million lower interest income on the Sidor financial asset.

Sidor Financial Asset

Following the rescheduling of a USD257.4 million remaining payment by CVG in connection with the compensation for the transfer of Sidor shares to the Venezuelan government on May 7, 2009, CVG paid USD7 million to Ternium in January 2011 and agreed to pay the remainder in five quarterly installments. In addition, Ternium received certain third-party payment guarantees. While the first three installments were paid, the final two installments were not satisfied when due, and, as of the date of this press release, a total principal amount of USD130.3 million remains outstanding. Based on its rights under contracts, investment treaties and Venezuelan and international law, Ternium is actively pursuing payment of the outstanding amounts.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of USD0.075 per share (USD0.75 per ADS), or approximately USD150.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2012. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 10, 2012.

Outlook

Ternium expects a lower operating income in the first quarter 2012 compared to the fourth quarter 2011, mainly as a result of lower EBITDA per ton, primarily due to an increase in cost per ton, and relatively stable shipments. The company anticipates stronger shipments in Mexico in the first quarter 2012, as demand in the North America Region is improving, and seasonally weaker shipments in Argentina.

Analysis of Fourth Quarter 2011 Results

Net income attributable to Ternium’s equity holders in the fourth quarter 2011 was USD104.7 million, compared to USD77.5 million in the fourth quarter 2010. Including non-controlling interest, net income for the fourth quarter 2011 was USD136.4 million, compared to USD102.8 million in the fourth quarter 2010. Earnings per ADS in the fourth quarter 2011 were USD0.53, compared to USD0.39 in the fourth quarter 2010.

Net sales in the fourth quarter 2011 were USD2.2 billion, 14% higher than net sales in the fourth quarter 2010. Shipments of flat and long products were 2.2 million tons in the fourth quarter 2011, up 2% compared to shipments in the fourth quarter 2010. Revenue per ton shipped was USD1,005 in the fourth quarter 2011, a 12% increase compared to the fourth quarter 2010, mainly as a result of higher prices.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the fourth quarter 2011 and the fourth quarter 2010:

	xxxxx	xxxxx	xxxxx	xxxxx	xxxxx	xxxxx	xxxxx	xxxxx	xxxxx
	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	4Q 2011	4Q 2010	Dif.	4Q 2011	4Q 2010	Dif.	4Q 2011	4Q 2010	Dif.
North America	1,187.7	1,030.5	15%	1,273.1	1,231.9	3%	933	837	12%
South & Central America	970.6	846.4	15%	872.4	838.4	4%	1,113	1,009	10%
Europe & other	5.4	19.8		8.3	36.1		646	547

Total flat and long products	2,163.6	1,896.7	14%	2,153.9	2,106.4	2%	1,005	900	12%
Other products (1)	34.0	30.9	10%

Total net sales	2,197.6	1,927.5	14%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD1.2 billion in the fourth quarter 2011, an increase of 15% versus the same period in 2010 mainly due to higher revenue per ton. Shipments in the region totaled 1.3 million tons during the fourth quarter 2011, or 3% higher than in the same period in 2010. Revenue per ton shipped in the region increased 12% to USD933 in the fourth quarter 2011 over the same quarter in 2010, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD970.6 million during the fourth quarter 2011, an increase of 15% versus the same period in 2010 mainly as a result of higher revenue per ton. Shipments in the region totaled 872,400 tons during the fourth quarter 2011, or 4% higher than in the fourth quarter 2010. Revenue per ton shipped in the region was USD1,113 in the fourth quarter 2011, an increase of 10% compared to the same quarter in 2010, mainly due to higher prices.

Sales of other products totaled USD34.0 million during the fourth quarter 2011, compared to USD30.9 million during the fourth quarter 2010.

Cost of sales was USD1.7 billion in the fourth quarter 2011, an increase of USD135.1 million or 8% compared to the fourth quarter 2010 due to a USD123.9 million, or 10%, increase in raw material costs and consumables used reflecting a 2% increase in sales volumes and a net increase in raw material costs, and an USD11.2 million, or 3%, increase in other costs, including a USD16.8 million increase in labor costs, reflecting higher activity levels.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2011 were USD183.5 million, or 8.3% of net sales, similar to the USD182.7 million, or 9.5% of net sales, recorded in the fourth quarter 2010. A USD4.7 million increase in taxes and a USD2.5 million increase in labor costs in the fourth quarter 2011 versus the same period in 2010 were mainly offset by a USD5.8 million decrease in freight expenses.

Operating income in the fourth quarter 2011 was USD273.6 million, or 12.4% of net sales, compared to operating income of USD133.7 million, or 6.9% of net sales, in the fourth quarter 2010. The USD139.9 million year-over-year increase reflects improvements in the flat and long steel product segments.

	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx
	Flat steel products		Long steel products		Other		Total
USD million	4Q 2011	4Q 2010	4Q 2011	4Q 2010	4Q 2011	4Q 2010	4Q 2011	4Q 2010

Net Sales	1,856.8	1,668.1	306.8	228.6	34.0	30.9	2,197.6	1,927.5
Cost of sales	(1,509.3)	(1,398.3)	(205.8)	(183.3)	(24.5)	(22.9)	(1,739.6)	(1,604.5)
SG&A expenses	(155.5)	(161.5)	(23.9)	(17.5)	(4.1)	(3.7)	(183.5)	(182.7)
Other operating income (expenses), net	(0.9)	(5.2)	0.2	(1.4)	(0.3)	(0.1)	(1.0)	(6.7)

Operating income	191.2	103.1	77.3	26.4	5.1	4.2	273.6	133.7

Flat steel products segment

The flat steel products segment operating income was USD191.2 million in the fourth quarter 2011, an increase of USD88.1 million compared to the fourth quarter 2010, reflecting higher sales partially offset by higher costs. Sales of flat products in the fourth quarter 2011 increased 11% compared to the fourth quarter 2010, reflecting a 1% increase in shipments and a 10% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx
	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	4Q 2011	4Q 2010	Dif.	4Q 2011	4Q 2010	Dif.	4Q 2011	4Q 2010	Dif.
North America	951.7	859.8	11%	982.1	979.6	0%	969	878	10%
South & Central America	899.8	798.3	13%	797.2	773.7	3%	1,129	1,032	9%
Europe & other	5.4	9.9		8.3	16.1		646	619

Total flat products	1,856.8	1,668.1	11%	1,787.6	1,769.3	1%	1,039	943	10%

Operating cost increased 7%, reflecting a 1% increase in shipments and a 6% increase in operating cost per ton mainly from higher raw material and labor costs.

Long steel products segment

The long steel products segment operating income was USD77.3 million in the fourth quarter 2011, an increase of USD50.9 million compared to the fourth quarter 2010, reflecting higher sales and operating costs. Sales of long products in the fourth quarter 2011 increased 34% compared to the fourth quarter 2010, reflecting a 9% increase in shipments, mainly due to higher demand for steel products and a wider product range, and a 24% increase in revenue per ton shipped, mainly as a result of higher prices.

	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx
	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	4Q 2011	4Q 2010	Dif.	4Q 2011	4Q 2010	Dif.	4Q 2011	4Q 2010	Dif.
North America	236.0	170.7	38%	291.0	252.3	15%	811	677	20%
South & Central America	70.8	48.1	47%	75.2	64.8	16%	941	742	27%
Europe & other	—	9.8		—	20.1		—	490

Total long products	306.8	228.6	34%	366.3	337.1	9%	838	678	24%

Operating cost increased 14%, reflecting a 9% increase in shipments and a 5% increase in operating cost per ton mainly from higher raw material costs, as well as higher labor costs.

EBITDA in the fourth quarter 2011 was USD369.6 million, or 16.8% of net sales, compared with USD237.0 million, or 12.3% of net sales, in the fourth quarter 2010.

Net financial results were a USD68.2 million loss in the fourth quarter 2011, compared with a USD19.3 million gain in the fourth quarter 2010.

During the fourth quarter 2011, Ternium’s net interest results totaled a loss of USD28.0 million, compared to a loss of USD8.6 million in the fourth quarter 2010, mainly reflecting higher average interest rates.

Net foreign exchange result was a loss of USD72.0 million in the fourth quarter 2011 compared to a gain of USD23.5 million in the fourth quarter 2010. The fourth quarter 2011 loss was primarily due to the impact of the Mexican Peso’s 4.1% depreciation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

The change in fair value of derivative instruments included in net financial results in the fourth quarter 2011 was a USD23.9 million gain, compared with a USD2.3 million gain in the fourth quarter 2010. The gain in the fourth quarter 2011 was mainly related to certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate the interest rate charges derived from its Argentine Peso denominated financial debt.

Income tax expense in the fourth quarter 2011 was USD70.2 million, or 34% of income before income tax and non-controlling interest, compared with an income tax expense of USD52.6 million in the same period in 2010, or 34% of income before income tax and non-controlling interest.

Net income attributable to non-controlling interest in the fourth quarter 2011 was USD31.7 million compared to USD25.3 million in the same period in 2010, mainly due to a higher result attributable to non-controlling interest in Ternium Mexico and Ferrasa.

Analysis of Full Year 2011 Results

Net income attributable to the Company’s equity holders in 2011 was USD513.5 million, compared to USD622.1 million in 2010. Including non-controlling interest, net income in 2011 was USD649.9 million, compared to USD779.5 million in 2010. Earnings per ADS were USD2.61 in 2011, compared to USD3.10 in 2010.

Net sales were USD9.2 billion in 2011, 24% higher than net sales in 2010. Shipments of flat and long products were 8.8 million tons in 2011, up 10% compared to shipments in 2010 reflecting higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,021 in 2011, a 14% increase compared to 2010, mainly as a result of higher prices.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for 2011 and 2010:

	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx
	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	4,989.1	4,105.6	22%	5,118.6	4,826.3	6%	975	851	15%
South & Central America	3,995.6	3,050.1	31%	3,670.0	3,135.7	17%	1,089	973	12%
Europe & other	25.2	53.9		34.9	92.6		721	582

Total flat and long products	9,009.9	7,209.5	25%	8,823.6	8,054.6	10%	1,021	895	14%
Other products (1)	147.3	172.5	-15%

Total net sales	9,157.2	7,382.0	24%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD5.0 billion in 2011, an increase of 22% versus 2010 mainly due to higher revenue per ton. Shipments in the region totaled 5.1 million tons in 2011, a 6% increase compared to 2010 reflecting increased demand for steel products and a wider product range. Revenue per ton shipped in the region increased 15% to USD975 in 2011 over 2010, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD4.0 billion in 2011, an increase of 31% versus 2010, due to higher shipments and revenue per ton. Shipments in the region totaled 3.7 million tons in 2011, or 17% higher than 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,089 in 2011, an increase of 12% compared to 2010, mainly due to higher prices.

Sales of other products totaled USD147.3 million in 2011, compared to USD172.5 million in 2010. Shipments of iron ore were lower in 2011 versus 2010 while pig iron shipments increased.

Cost of sales was USD7.1 billion in 2011, an increase of USD1.4 billion, or 25%, compared to 2010. This was due to a USD1.2 billion, or 29%, increase in raw material costs and consumables used, reflecting a 10% increase in sales volumes and higher raw material and purchased slab costs, and a USD179.5 million, or 13%, increase in other costs, including an USD80.1 million increase in labor and a USD48.5 million increase in services expenses (reflecting higher activity levels and labor costs) and a USD27.7 million increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in 2011 were USD786.2 million, or 9% of net sales, compared with USD665.3 million, or 9% of net sales, in 2010. The USD120.9 million increase in SG&A was mainly due to a USD21.5 million increase in freight expenses and a USD23.2 million increase in taxes related to increased activity levels and a USD12.9 million increase in labor costs. In addition, SG&A increased USD52.0 million year-over-year as a result of the consolidation of Ferrasa from August 25, 2010.

Operating income in 2011 was USD1.3 billion, or 14% of net sales, compared to operating income of USD1.1 billion, or 14% of net sales, in 2010. The USD211.3 million year-over-year increase reflects improvements mainly in the flat and long steel product segments.

	Flat steel products		Long steel products		Other		Total
USD million	2011	2010	2011	2010	2011	2010	2011	2010
Net Sales	7,792.0	6,376.4	1,217.9	833.1	147.3	172.5	9,157.2	7,382.0
Cost of sales	(6,138.7)	(4,932.6)	(864.5)	(634.0)	(91.0)	(98.7)	(7,094.3)	(5,665.3)
SG&A expenses	(673.4)	(585.7)	(96.8)	(62.4)	(16.0)	(17.1)	(786.2)	(665.3)
Other operating (expenses) income, net	(14.9)	2.9	3.2	(0.5)	0.1	0.1	(11.6)	2.5
Operating income	965.1	861.0	259.8	136.3	40.4	56.7	1,265.2	1,053.9

Flat steel products segment

The flat steel products segment operating income was USD965.1 million in 2011, an increase of USD104.1 million compared to 2010, reflecting higher sales partially offset by higher operating cost. Sales of flat products in 2011 increased 22% compared to 2010, reflecting an 8% increase in shipments, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market, and a 13% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	4,108.8	3,464.9	19%	4,014.7	3,852.1	4%	1,023	899	14%
South & Central America	3,658.1	2,886.2	27%	3,285.7	2,877.0	14%	1,113	1,003	11%
Europe & other	25.2	25.3		34.9	42.6		721	594

Total flat products	7,792.0	6,376.4	22%	7,335.3	6,771.7	8%	1,062	942	13%

Operating cost increased 23%, reflecting an 8% increase in shipments and a 14% increase in operating cost per ton mainly from higher raw material and purchased slab costs, as well as higher labor costs, services expenses and depreciation of property, plant and equipment.

Long steel products segment

The long steel products segment operating income was USD259.8 million in 2011, an increase of USD123.5 million compared to 2010, reflecting higher sales and operating costs. Sales of long products in 2011 increased 46% compared to 2010, reflecting a 16% increase in shipments mainly due to the consolidation of Ferrasa from August 25, 2010 and a wider product range, and a 26% increase in revenue per ton shipped, mainly as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	880.3	640.7	37%	1,104.0	974.2	13%	797	658	21%
South & Central America	337.5	163.9	106%	384.3	258.7	49%	878	634	39%
Europe & other	0.0	28.6		0.0	50.0		1,507	571

Total long products	1,217.9	833.1	46%	1,488.3	1,282.9	16%	818	649	26%

Operating cost increased 38%, reflecting a 16% increase in shipments and a 19% increase in operating cost per ton mainly from higher raw material costs, as well as higher labor costs, services expenses and depreciation of property, plant and equipment.

EBITDA in 2011 was USD1.7 billion, or 18.2% of net sales, compared to USD1.4 billion, or 19.5% of net sales, in 2010.

Net financial results were a USD300.6 million loss in 2011, compared with a USD130.5 million gain in 2010.

In 2011, Ternium’s net interest results totaled a USD72.0 million loss, higher than the USD45.6 million loss in 2010, mainly reflecting higher net indebtedness and average interest rates.

Net foreign exchange result was a loss of USD236.4 million in 2011 compared to a gain of USD123.7 million in 2010. The loss in 2011 was primarily due to the impact of the Mexican Peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was USD11.4 million in 2011, compared to USD61.0 million in 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.

Income tax expense in 2011 was USD316.0 million, or 33% of income before income tax and non-controlling interest, compared with an income tax expense of USD406.7 million in 2010, or 34% of income before income tax and non-controlling interest.

Net income attributable to non-controlling interest in 2011 was USD136.4 million, compared to USD157.4 million in 2010, mainly due to a lower result attributable to non-controlling interest in Siderar and Ternium Mexico.

Cash Flow and Liquidity

Net cash provided by operating activities in the year 2011 was USD647.1 million. Working capital increased USD397.8 million in the year 2011 as a result of a USD413.3 million increase in inventory and an aggregate USD129.0 million increase in trade and other receivables, partially offset by an aggregate USD113.5 million increase in accounts payable and other liabilities and a USD31.0 million increase in tax liabilities. Inventories increased in the year 2011, reflecting higher costs of finished goods, goods in process and raw materials and a slightly higher volume.

Capital expenditures in the year 2011 were USD601.3 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products, the expansion and enhancement of the service and distribution center network, the enhancement of defuse emission control equipment at a steel shop and the development of mining activities, and, in Argentina, repairs and enhancements at the coking area, new equipment and enhancements in the steel shop, the expansion and enhancements of the hot strip mill, and the expansion of a galvanizing line and a service center. In addition, Ternium carried out the revamping and expansion of a galvanizing mill in Guatemala and the installation of defuse emission control equipment at Ferrasa’s steel shop in Colombia.

In 2011, Ternium had free cash flow of USD45.8 million6. Ternium’s net proceeds from borrowings in the year 2011 were USD34.0 million, related to net proceeds from short-term debt partially offset by the scheduled repayments of Ternium Mexico’s outstanding debt. Proceeds from the Sidor financial asset were USD133.1 million. Repurchases of Ternium’s own shares totaled USD150.0 million, related to the repurchase from Usiminas of 41,666,666 shares at a price per share of USD3.60 (equivalent to USD36 per ADS). In addition, net dividends paid to shareholders were USD147.2 million and net dividends paid to minority shareholders were USD140.6 million. As of December 31, 2011, Ternium’s net cash position was USD0.57 billion. On January 16, 2012, Ternium Investments and Siderar paid BRL3.1 billion (approximately USD1.6 billion) and BRL1.1 billion (approximately USD0.6 billion), respectively, upon closing of certain share purchase agreements to acquire 114.7 million ordinary shares of Usiminas. The payments were financed with cash on hand and, in the case of Ternium Investments, a USD700 million syndicated term loan.

[6]	Free cash flow in the year 2011 equals net cash provided by operating activities of USD647.1 million less capital expenditures of USD601.3 million.

[7]	Net cash position at December 31, 2011 equals cash and equivalents plus other investments of USD2.5 billion less borrowings of USD2.0 billion.

Net cash provided by operating activities in the fourth quarter 2011 was USD444.9 million. Working capital decreased USD174.5 million in the fourth quarter 2011 as a result of a USD107.7 million decrease in inventory, an aggregate USD107.1 million decrease in trade and other receivables, partially offset by an aggregate USD44.2 million decrease in accounts payable and other liabilities. Inventories decreased in the fourth quarter 2011 mainly reflecting lower volume. Capital expenditures in the fourth quarter 2011 were USD156.4 million. Ternium had free cash flow of USD288.6 million8 in the period.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately ten million tons of finished steel products. More information about Ternium is available at www.ternium.com.

[8]	Free cash flow in the fourth quarter 2011 equals net cash provided by operating activities of USD444.9 million less capital expenditures of USD156.4 million.

Consolidated income statement

	September 30,	September 30,	September 30,	September 30,
USD million	4Q 2011	4Q 2010	2011	2010

Net sales	2,197.6	1,927.5	9,157.2	7,382.0

Cost of sales	(1,739.6)	(1,604.5)	(7,094.3)	(5,665.3)

Gross profit	458.0	323.1	2,062.9	1,716.8
Selling, general and administrative expenses	(183.5)	(182.7)	(786.2)	(665.3)
Other operating (expenses) income, net	(1.0)	(6.7)	(11.6)	2.5

Operating income	273.6	133.7	1,265.2	1,053.9

Interest expense	(32.0)	(17.7)	(100.7)	(73.0)

Interest income	4.0	9.2	28.7	27.3

Interest income — Sidor financial asset	2.1	4.3	11.4	61.0
Other financial (expenses) income, net	(42.4)	23.5	(240.0)	115.1

Equity in earnings of associated companies	1.2	2.5	1.3	1.7

Income before income tax expense	206.6	155.5	965.9	1,186.1

Income tax expense	(70.2)	(52.6)	(316.0)	(406.7)
Profit for the period	136.4	102.8	649.9	779.5

Attributable to:
Equity holders of the Company	104.7	77.5	513.5	622.1
Non-controlling interest	31.7	25.3	136.4	157.4

	136.4	102.8	649.9	779.5

Consolidated balance sheet

	September 30,	September 30,
USD million	December 31, 2011	December 31, 2010

Property, plant and equipment, net	4,032.7	4,262.9
Intangible assets, net	986.1	1,129.3
Investments in associated companies	9.3	8.2
Sidor financial asset	—	74.5
Other investments	14.1	35.6
Deferred tax assets	8.1	12.4
Receivables, net	124.2	56.5
Trade receivables, net	7.5	—

Total non-current assets	5,182.0	5,579.4

Receivables	105.6	94.6
Derivative financial instruments	0.1	0.2
Inventories, net	2,137.0	1,953.4
Trade receivables, net	735.0	663.5
Sidor financial asset	136.3	183.4

Other investments	281.7	848.4
Cash and cash equivalents	2,158.6	1,779.4

Total current assets	5,554.2	5,522.9

Non-current assets classified as held for sale	10.4	10.0

Total assets	10,746.6	11,112.3
Capital and reserves attributable to the company’s equity holders	5,756.4	5,880.7
Non-controlling interest	1,084.8	1,135.4
Total Equity	6,841.2	7,016.1
Provisions	15.3	16.1
Deferred income tax	749.0	877.7
Other liabilities	200.8	201.3
Trade payables	21.1	—
Derivative financial instruments	—	18.8
Borrowings	948.5	1,426.6

Total non-current liabilities	1,934.8	2,540.6

Current tax liabilities	106.6	294.9
Other liabilities	114.8	123.6
Trade payables	677.7	588.1
Derivative financial instruments	29.9	36.0
Borrowings	1,041.5	513.1

Total current liabilities	1,970.6	1,555.6

Total liabilities	3,905.4	4,096.2
Total equity and liabilities	10,746.6	11,112.3

Consolidated cash flow statement

	September 30,	September 30,	September 30,	September 30,
USD million	4Q 2011	4Q 2010	2011	2010
Profit for the period	136.4	102.8	649.9	779.5
Adjustments for:
Depreciation and amortization	96.0	103.3	405.8	383.3
Equity in earnings of associated companies	(1.2)	(2.5)	(1.3)	(1.7)
Changes in provisions	1.9	1.3	29.9	5.5
Net foreign exchange results and others	24.0	(16.2)	184.8	(77.6)
Interest accruals less payments	24.9	8.3	43.0	(0.1)
Interest income — Sidor financial asset	(2.1)	(4.3)	(11.4)	(61.0)
Income tax accruals less payments	(9.4)	(4.3)	(255.9)	226.8

Changes in working capital	174.5	37.0	(397.8)	(448.0)

Net cash provided by operating activities	444.9	225.4	647.1	806.8
Capital expenditures	(156.4)	(130.1)	(601.3)	(350.1)
Proceeds from the sale of property, plant & equipment	0.3	0.5	1.7	1.7
Acquisition of business
Purchase consideration	—	—	—	(75.0)
Cash acquired	—	—	—	6.6
Dividends received from associated companies	—	0.3	—	0.3
Contributions in associated companies	—	(0.3)	—	(0.3)

Decrease (Increase) in Other Investments	395.2	(565.4)	588.2	(820.7)
Proceeds from Sidor financial asset	—	—	133.1	767.4

Net cash provided by (used in) investing activities	239.1	(695.1)	121.7	(470.1)
Dividends paid in cash to company’s shareholders	—	—	(147.2)	(100.2)
Dividends paid in cash by subsidiary companies	—	—	(140.6)	(38.3)
Contributions from non-controlling shareholders in consolidated subsidiaries	—	4.9	39.2	4.9
Repurchase of treasury shares	—	—	(150.0)	—
Proceeds from borrowings	54.0	17.0	666.2	35.4
Repayments of borrowings	(60.1)	(0.4)	(632.1)	(555.9)

Net cash (used in) provided by financing activities	(6.1)	21.4	(364.6)	(654.1)

Increase (Decrease) in cash and cash equivalents	678.0	(448.2)	404.2	(317.4)

Shipments

	September 30,	September 30,	September 30,	September 30,	September 30,
Thousand tons	4Q 2011	4Q 2010	3Q 2011	2011	2010
North America	982.1	979.6	1,038.4	4,014.7	3,852.1
South & Central America	797.2	773.7	887.7	3,285.7	2,877.0
Europe & other	8.3	16.1	6.6	34.9	42.6

Total flat products	1,787.6	1,769.3	1,932.7	7,335.3	6,771.7
North America	291.0	252.3	300.1	1,104.0	974.2
South & Central America	75.2	64.8	92.6	384.3	258.7
Europe & other	—	20.1	—	0.0	50.0

Total long products	366.3	337.1	392.7	1,488.3	1,282.9
Total flat and long products	2,153.9	2,106.4	2,325.4	8,823.6	8,054.6
Revenue / ton
USD/ton	4Q 2011	4Q 2010	3Q 2011	2011	2010
North America	969	878	1,044	1,023	899
South & Central America	1,129	1,032	1,138	1,113	1,003
Europe & other	646	619	646	721	594

Total flat products	1,039	943	1,086	1,062	942
North America	811	677	808	797	658
South & Central America	941	742	959	878	634
Europe & other	—	490	—	1,507	571

Total long products	838	678	844	818	649
Total flat and long products	1,005	900	1,045	1,021	895

Net Sales
USD million	4Q 2011	4Q 2010	3Q 2011	2011	2010
North America	951.7	859.8	1,084.1	4,108.8	3,464.9
South & Central America	899.8	798.3	1,010.1	3,658.1	2,886.2
Europe & other	5.4	9.9	4.3	25.2	25.3

Total flat products	1,856.8	1,668.1	2,098.5	7,792.0	6,376.4
North America	236.0	170.7	242.5	880.3	640.7
South & Central America	70.8	48.1	88.7	337.5	163.9
Europe & other	—	9.8	—	0.0	28.6

Total long products	306.8	228.6	331.3	1,217.9	833.1

Total flat and long products	2,163.6	1,896.7	2,429.8	9,009.9	7,209.5
Other products (1)	34.0	30.9	37.3	147.3	172.5

Total net sales	2,197.6	1,927.5	2,467.1	9,157.2	7,382.0

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.